Exhibit 99.150

mCloud Announces Fourth Quarter and Full Year 2020 Financial Results

  Full year 2020 AssetCare™ revenues were C$20.5 million compared to C$8.9 million in full year 2019, up 130% year-over-year
  Full year 2020 revenues were C$26.9 million compared to full year 2019 revenues of C$18.3 million, up 47% year-over-year with 2020 gross margins of 62% compared to 2019 gross margins of 59%.
  Total connected assets were 59,462 at year-end 2020 compared to 41,088 at year-end 2019, up 45% year-over-year

CALGARY, AB, March 23, 2021 /CNW/ - mCloud Technologies Corp. (TSXV: MCLD) (OTCQB: MCLDF) ("mCloud" or the "Company"), a leading provider of asset management solutions combining IoT, cloud computing, artificial intelligence ("AI") and analytics, today announced its financial results for the fourth quarter and full year ended December 31, 2020 ("Q4 2020" and "FY 2020").

"Our fourth quarter results illustrate the solid growth trajectory and gross margins we are creating via recurring AssetCare subscriptions and our international growth," said Russ McMeekin, mCloud President and CEO. "We continue to add new AssetCare customers and have been tremendously successful in cross-selling and up-selling AssetCare to our existing customer base, which has seen us nearly triple our net dollar retention through AssetCare solutions on a full-year basis."

Full Year 2020 and Q4 2020 Revenue Highlights

All figures in millions of Canadian dollars

	Three months ended December 31, 2020		Year ended December 31, 2020
	2020	2019	2020	2019
AssetCare Initialization	$2.672	$4.354	$7.689	$5.965
AssetCare Over Time	5.546	1.276	12.809	2.940
Engineering Services	1.005	4.379	6.430	9.436
Total	9.223	10.009	26.928	18.340

mCloud achieved FY 2020 revenues of C$26.9 million compared to full year 2019 revenues of C$18.3 million representing a 47% year-over-year increase. In FY 2020, the gross margin on total revenues were 62% compared to 59% in full year 2019.

On a full year basis, AssetCare revenues were up 130% at C$20.5 million compared to C$8.9 million in full year 2019. AssetCare revenues were key to improving the Company's gross margin profile for the year. Total recurring AssetCare Over Time revenues were C$12.8 million in FY 2020 compared to C$2.9 million in full year 2019, a 335% increase year-over-year.

On a total connected asset basis, the Company reached 59,462 assets in FY 2020, compared to 41,088 in full year 2019, a 45% increase year-over-year.

On a quarterly basis, the Company saw Q4 2020 revenues of C$9.2 million compared to third quarter ended September 30, 2020 ("Q3 2020") revenues of C$6.1 million, up 51% quarter-over-quarter. Q4 2020 revenues attributed to AssetCare were C$8.2 million, compared to C$5.6 million revenues in Q3 2020, an increase of 46% quarter-over-quarter.

4,692 connected assets were added in Q4 2020, a 9% increase quarter-over-quarter.

2020 in Review

Over the course of 2020, mCloud focused on the evolution of AssetCare into a complete, end-to-end suite of asset performance management solutions in the key market areas of connected buildings, wind for renewable energy production, and process industries including oil and gas. On January 27, 2020, mCloud announced it had completed its acquisition of Construction Systems Associates, Inc. ("CSA"), providing the Company with the foundation for high-precision laser scanning and 3D digital twin capabilities now used at oil and gas and FPSO sites internationally. This also made mCloud the leading provider of 3D solutions in the nuclear power industry, with an estimated install base of 95% of all nuclear sites in the United States now using mCloud's portfolio of 3D solutions.

As announced on February 10, 2020, the Company completed its acquisition of AirFusion, Inc., adding a unique digital blade inspection capability to its wind solution portfolio.

On October 13, 2020, the Company further announced it had completed its acquisition of kanepi Group Pty Ltd. ("kanepi"), providing the Company with a robust visual analytics and data visualization platform that was quickly integrated into the AssetCare technology stack to bolster mCloud's AssetCare Mobile offering for connected workers, enabling mobile solutions on mobile phones, tablets, and intrinsically-safe industrial headsets. Technology from kanepi also provided a sound foundation for enterprise-wide solutions and applications, now being offered to these customers as AssetCare Enterprise.

Research and development continued at pace in 2020, with the introduction of new AssetCare solutions for industrial heat exchangers, process control systems, and artificial lift at connected wells, which has contributed to the Company's continued strong growth in connected assets over the course of the year. In response to the global pandemic, mCloud rapidly expanded its AI-powered HVAC optimization capabilities to include indoor air quality optimization capabilities, working closely with industry health experts to address the rising need for better indoor air safety and compliance with new health and safety regulations around the world.

As interest around Environmental, Social, and Corporate Governance ("ESG") has grown, the Company has increased its focus on the application of AssetCare to address ESG issues in high-risk sectors that include oil and gas and mining. mCloud has developed new ESG solutions to assist businesses in driving improved efficiencies and the decarbonization of industrial processes across the board. These ESG efforts ramped up considerably in February 2021, with the Company announcing a partnership with Invest Alberta Corporation and the relocation of its global headquarters to Calgary, Alberta.

Looking Ahead in 2021

The Company maintains a strong backlog and sales pipeline from which it expects to double the growth of AssetCare revenues in 2021 with robust gross margin performance. mCloud continues to work with customers through the business conditions and restrictions imposed by the global pandemic, and as these restrictions ease, the Company retains its line of sight to connecting 70,000 assets toward the middle of this year, marking the milestone at which the Company expects its recurring revenues from AssetCare will sustain the Company's regular operations on an ongoing basis.

Once the 70,000 connected asset milestone is achieved, mCloud plans to turn its attention to achieving its next target of 100,000 connected assets, the point at which the Company expects it will have a lifetime value ("LTV") to customer acquisition cost ("CAC") ratio of 3-to-1, which enables the company to drive solid positive EBITDA underpinned by solid growth. The Company sets a defined target of C$4.0 million in total contract value ("TCV") per full-time sales leader, which directly contributes to mCloud's LTV-to-CAC efficiency.

Q4 2020 and Full Year 2020 Earnings Conference Call

The Company is hosting a conference call to discuss the financial results for the fourth quarter and full year 2020 at 5:30 p.m. ET today.

The conference call will include prepared remarks from Russ McMeekin, Chief Executive Officer, and Chantal Schutz, Chief Financial Officer. After the prepared remarks, the Company will accept questions.

To access the conference call by telephone, dial 647-427-7450 or 1-888-231-8191. Please connect approximately 10 minutes prior to the beginning of the call to ensure participation. The conference call will be archived for replay by telephone until Tuesday, March 30, 2021 at midnight (ET). To access the archived conference call, dial 1-855-859-2056 and enter the reservation number 2256507.

A live audio webcast of the conference call will be available at https://bit.ly/2OhQdbj. Please connect at least 15 minutes prior to the conference call to ensure adequate time for any software download that may be required to join the webcast.  The webcast will be archived at the above website for one year.

About mCloud Technologies Corp.

mCloud is unlocking the untapped potential of energy intensive assets with AI and analytics, curbing energy waste, maximizing energy production, and getting the most out of critical energy infrastructure. Through mCloud's AI-powered AssetCare™ platform, mCloud offers complete asset management solutions for commercial buildings, renewable energy, healthcare, heavy industry, and connected workers. IoT sensors bring data from connected assets into the cloud, where AI and analytics are applied to maximize their performance.

Headquartered in Calgary, Canada with offices worldwide, the mCloud family includes an ecosystem of operating subsidiaries that deliver high-performance IoT, AI, 3D, and mobile capabilities to customers, all integrated into AssetCare. With over 100 blue-chip customers and more than 59,000 assets connected in thousands of locations worldwide, mCloud is changing the way energy assets are managed.

mCloud's common shares trade on the TSX Venture Exchange under the symbol MCLD and on the OTCQB under the symbol MCLDF. mCloud's convertible debentures trade on the TSX Venture Exchange under the symbol MCLD.DB. For more information, visit www.mcloudcorp.com.

Forward-Looking Information and Statements

This press release contains certain "forward-looking information" within the meaning of applicable Canadian securities legislation and may also contain statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein may include information related to the growth of AssetCare revenues, the growth in connected assets corresponding to recurring revenues capable of sustaining the Company's regular operations, and the impact of its LTV-to-CAC ratio on EBITDA.

By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

An investment in securities of the Company is speculative and subject to several risks as discussed under the heading "Risk Factors" on pages 29 to 46 of the Company's filing statement dated October 5, 2017. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.

In connection with the forward-looking information and forward-looking statements contained in this press release, the Company has made certain assumptions. Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking information and/or forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws. All subsequent written and oral forward- looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE mCloud Technologies Corp.

View original content: http://www.newswire.ca/en/releases/archive/March2021/23/c2577.html

%SEDAR: 00033047E

For further information: Wayne Andrews, RCA Financial Partners Inc., T: 727-268-0113, ir@mcloudcorp.com; Barry Po, Chief Marketing Officer, mCloud Technologies Corp., T: 866-420-1781

CO: mCloud Technologies Corp.

CNW 07:00e 23-MAR-21